STRADLEY RONON

Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

December 24, 2018

Board of Trustees, Global X Funds
600 Lexington Avenue, 20th Floor
New York, NY 10022

Board of Trustees, Horizons ETF Trust I
1 Landmark Square, 7th Floor
Stamford, CT 06901

> **Re: Agreement and Plan of Reorganization ("Agreement") adopted as of December 14, 2018 by and among Global X Funds, a Delaware statutory trust, ("Acquiring Trust"), on behalf of each of its series listed on Schedule A attached hereto (each such series an "Acquiring Fund") and Horizons ETF Trust I, a Delaware statutory trust, ("Target Trust"), on behalf of each of its series listed on Schedule A (each such series a "Target Fund")**

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the Reorganizations set forth on Schedule A, attached hereto, of the Target Funds, pursuant to which: (i) an Acquiring Fund will acquire the Assets and Liabilities of its corresponding Target Fund in exchange for shares of the corresponding Acquiring Fund of equal value to the net assets of the Target Fund being acquired, and (ii) the Target Fund will distribute such shares of the Acquiring Fund to shareholders of the Target Fund, in connection with the liquidation of the Target Fund, all upon the terms and conditions of the Agreement (each such transaction, a "Reorganization" and collectively, the "Reorganizations"). Each Acquiring Fund is, and will be immediately prior to Closing, a shell series, without assets (other than seed capital) or liabilities, created for the purpose of acquiring the Assets and Liabilities of the Target Fund. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, adopted as of December 14, 2018; (b) the Proxy Statement/Prospectus provided to shareholders of the Target Funds dated November 2, 2018; (c) certain representations concerning the Reorganization made to us by the Acquiring Trust, on behalf of the Acquiring Funds, and the Target Trust, on behalf of the Target Funds, in letters dated December 24, 2018 (the "Representation Letters"); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

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For purposes of this opinion, we have assumed that each Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, each Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letters for the Target Funds and the Acquiring Funds, it is our opinion that for federal income tax purposes:

1.   The acquisition by the Acquiring Fund of all of the Assets of its corresponding Target Fund in exchange for the Acquiring Fund shares and cash in lieu of fractional shares, if any, and the assumption by the Acquiring Fund of the Liabilities of its corresponding Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund shares, plus any cash in lieu of fractional shares of the Target Fund, if any, in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and the Target Fund and Acquiring Fund each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

2.   No gain or loss will be recognized by the Target Fund upon the transfer of all of its Assets to, and assumption of its Liabilities by, its corresponding Acquiring Fund in exchange solely for the Acquiring Fund shares pursuant to Sections 361(a) and 357(a) of the Code.

3.   No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the Assets of its corresponding Target Fund in exchange solely for the Acquiring Fund shares and the assumption by the Acquiring Fund of the Liabilities of its corresponding Target Fund pursuant to Section 1032(a) of the Code.

4.   No gain or loss will be recognized by the Target Fund upon the distribution of its corresponding Acquiring Fund's shares and cash in lieu of fractional shares, if any, to its shareholders in complete liquidation of the Target Fund pursuant to Section 361(c)(1) of the Code.

5.   The tax basis of the Assets of the Target Fund received by the corresponding Acquiring Fund will be the same as the tax basis of the Assets to the Target Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

6.   The holding periods of the Assets of the Target Fund received by its corresponding Acquiring Fund will include the periods during which such Assets were held by the Target Fund pursuant to Section 1223(2) of the Code.

7.   No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of their Target Fund shares for its corresponding Acquiring Fund's shares, other

than any gain in respect of any cash received in lieu of fractional shares, pursuant to Section 354(a) of the Code.

8.   The aggregate tax basis of the Acquiring Fund shares received by shareholders of a Target Fund will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor, as adjusted to account for any cash received in lieu of fractional shares, pursuant to Section 358(a)(1) of the Code.

9.   The holding period of the Acquiring Fund shares received by a shareholder of the Target Fund will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held such Target Fund as a capital asset on the date of the Reorganization pursuant to Section 1223(1) of the Code.

10.   For purposes of Section 381 of the Code, the Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Department of the Treasury (the "Income Tax Regulations"), the items of the Target Fund described in Section 381(c) of the Code as if there had been no Reorganization, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code, if applicable, and the Income Tax Regulations promulgated thereunder.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Target Funds, the Acquiring Funds or any Target Fund shareholders with respect to any asset as to which any gain or loss is required to be recognized for federal income tax purposes regardless of whether such transfer would otherwise be a nonrecognition transaction under the Code.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the "Service") as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Acquiring Trust, on behalf of the Acquiring Funds, and the Target Trust, on behalf of the Target Funds, of the undertakings in the Agreement and the Representation Letters. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of each Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of

the Acquiring Fund shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

Stradley Ronon Stevens & Young, LLP

Stradley Ronon Stevens & Young, LLP

SCHEDULE A

Target Funds	Acquiring Funds
Horizons DAX Germany ETF	Global X DAX Germany ETF
Horizons NASDAQ 100® Covered Call ETF	Global X NASDAQ 100® Covered Call ETF
Horizons S&P 500® Covered Call ETF	Global X S&P 500® Covered Call ETF

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